# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XYLO TECHNOLOGIES LTD, CIK 0001618500
CUSIP: 58471G508
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 10 HANECHOSHET STREET, Tel Aviv, Israel (L3), 6971072
Date of event which requires filing of this statement: 06/22/2025
Filed by CIK 0001749628
Persons authorized to receive notices and communications: L.I.A. Pure Capital Ltd., 20 Raoul Wallenberg Street, Tel Aviv, Israel (L3), 6971916, 972-3-7175777

## Reporting persons
- L.I.A. Pure Capital Ltd. (CIK 0001749628): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC); sole voting power 2,980,000; shared voting power 0; sole dispositive power 2,980,000; shared dispositive power 0; aggregate amount beneficially owned 2,980,000 (5.81% of the class)
  Comment: (1) Includes 2,980,000 ordinary shares underlying 74,500 ADSs held by L.I.A Pure Capital Ltd. (2) Based on 51,241,661 ordinary shares outstanding as of April 17, 2025 (based on the Issuer's Notice and Proxy Statement in connection with the special general meetings, furnished to the Securities and Exchange Commission on April 21, 2025).
- Kfir Silberman: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: affiliate funds (AF); sole voting power 2,980,000; shared voting power 0; sole dispositive power 2,980,000; shared dispositive power 0; aggregate amount beneficially owned 2,980,000 (5.81% of the class)
  Comment: (1) Includes 2,980,000 ordinary shares underlying 74,500 ADSs held by L.I.A Pure Capital Ltd. (2) Based on 51,241,661 ordinary shares outstanding as of April 17, 2025 (based on the Issuer's Notice and Proxy Statement in connection with the special general meetings, furnished to the Securities and Exchange Commission on April 21, 2025).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: XYLO TECHNOLOGIES LTD
Address of issuer's principal executive offices: 10 HANECHOSHET STREET, Tel Aviv, Israel (L3), 6971072
Comment: The undersigned, L.I.A Pure Capital Ltd., a private company organized under the laws of the State of Israel, company no. 514408715 ("Pure Capital"), and Kfir Silberman, an Israeli citizen and Pure Capital's chief executive officer, sole director, and sole shareholder, (collectively, the "Reporting Persons"), hereby file this Amendment No. 5 to Schedule 13D (the "Schedule 13D" or "Schedule"), previously filed on February 18, 2025 and amended on April 17, 2025, April 22, 2025, May 29, 2025, and June 4, 2025, with respect to the ordinary shares, no par value ("Ordinary Share"), underlying American Depositary Shares ("ADSs") of Xylo Technologies Ltd., a company organized under the laws of Israel, with registered offices located at 10 Hanechoshet St., 4th Floor, Tel-Aviv 6971072, Israel (the "Issuer"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and replaced with the following:

The ADSs reported herein as beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $314,500, utilizing the funds of Pure Capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented and amended by adding the following:

On June 22, 2025, the district court of Tel Aviv (Economic Division) (the "Court") approved the arrangement (the "Arrangement") between the Issuer and its shareholders, pursuant to Section 350 of the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder. The Arrangement was previously approved by the Issuer's shareholders at special general meetings held on May 27, 2025. The Court has mandated that the Arrangement be consummated within 180 days of June 22, 2025.

On June 23, 2025, the Issuer furnished to the Securities and Exchange Commission a report of Foreign Private Issuer on Form 6-K, in which the Issuer noted that it expects to consummate the Arrangement in accordance with the terms previously disclosed by the Issuer. Upon consummation of the Arrangement, the Issuer will become a wholly-owned subsidiary of Pure Capital, as Pure Capital will purchase all of the issued and outstanding share capital of the Issuer that it does not already own. As a result, the Issuer's ADSs will be delisted from the Nasdaq Stock Exchange, and its obligations as a public company will be terminated.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and replaced with the following:

As of the date of this filing, the Reporting Persons may be deemed the beneficial owners of the ordinary shares underlying the ADSs described above. Based on the Issuer's Notice and Proxy Statement in connection with the special general meetings, furnished to the Securities and Exchange Commission on April 21, 2025, such ordinary shares constitute approximately 5.81% of the issued and outstanding ordinary shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and replaced with the following:

As of the date of this filing, the Reporting Persons are the beneficial owners of the ordinary shares underlying the ADSs described above, to which the Reporting Persons possess (i) sole power to vote or to direct the vote and (ii) sole power to dispose or to direct the disposition of such ordinary shares. Based on the Issuer's Notice and Proxy Statement in connection with the special general meetings, furnished to the Securities and Exchange Commission on April 21, 2025, such ordinary shares constitute approximately 5.81% of the issued and outstanding ordinary shares of the Issuer.
Transactions in the class effected during the past sixty days:
During the past 60 days, the Reporting Persons effected no transactions in the Issuer's securities other than those set forth in the following table:

Trade Date: ADSs Purchased: Price Per ADS:
June 18, 2025 1,000 $5.004
June 20, 2025 1,000 $4.986

## Signatures
- L.I.A. Pure Capital Ltd.: /s/ Kfir Silberman, Kfir Silberman (06/25/2025)
- Kfir Silberman: /s/ Kfir Silberman, Kfir Silberman (06/25/2025)